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16014659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC Mail Processing Section
MAR 08 2016
Washington DC
404

SEC FILE NUMBER
8- 69312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Spear Street, Ste 350
(No. and Street)

San Francisco CA 94105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Setaro 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPM Securities, LLC, as of Dec 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public 2.29.16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPM Securities, LLC

Statement of Financial Condition

December 31, 2015

Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of NPM Securities, LLC

We have audited the accompanying statement of financial condition of NPM Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NPM Securities, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 29, 2016

NPM Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	550,000
Receivables		128,625
Total assets	$	678,625
Liabilities and member's equity		
Liabilities:		
Intercompany payable, net	$	163,291
Deferred Revenue		19,500
Total liabilities		182,791
Member's equity		495,834
Total liabilities and member's equity	$	678,625

See accompanying notes to the Statement of Financial Condition.

NPM Securities, LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") is a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM"), which is a majority-owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Company operates an SEC registered alternative trading system ("ATS") involving primary and secondary transactions in unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Exchange Act). Subscribers to the ATS currently consist exclusively of broker-dealers that are registered with the SEC and members of FINRA ("Members"). Each Member may act on behalf of its proprietary account or on behalf of a customer of that Member.

The Company allows issuers that meet certain initial qualifications and continuing disclosure obligations ("Member Companies") to use the ATS to source purchasers of equity securities for their existing stockholders and/or optionees as a group or a significant subpopulation of that group (e.g., former employees) (the "Structured Liquidity Program"). The Structured Liquidity Program is a company-controlled event that enables the shareholders of the Member Companies to gain liquidity in an orderly manner while providing the Member Companies with control over share ownership. The secondary transactions in the Structured Liquidity Program are conducted on a private placement basis, are exempt from registration under the Securities Act of 1933 under various exemptions, and are limited in buyer participation to accredited investors where required. Investors' eligibility to participate in a program must be confirmed by their representing Member broker-dealer (an "RBD"), and investors must also have been granted access to a program by a Member Companies in order to submit their buying interest through a form of stock purchase agreement and related documents applicable to the offering. The Company may operate the Structured Liquidity Program by acting as agent and representing broker-dealer or engaging a third-party Member broker-dealer to facilitate access to the ATS by shareholders and investors. The RBD representing the buyer or seller is generally responsible for acting as the buyer's and seller's agent to facilitate Structured Liquidity Program transactions. In either type of secondary transactions, the Company will not make any "recommendations" regarding transactions or investment strategies, and therefore will not undertake any obligation to gather investment profile information or make suitability determinations.

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the SEC and in 53 U.S. jurisdictions, and is a FINRA member organization. The Company does not hold customer funds or securities. Funds may be delivered by the buyer to the issuer directly or wired into an escrow account, depending on the requirements of the offering. The issuer or its transfer agent (or other corporate record keeper) will provide the buyer with a stock certificate in either physical or book entry form.

The Company is subject to regulation by the SEC, FINRA, and state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, the Company has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The purpose of this standard is to clarify the principles for recognizing revenue and develop a common revenue standard for U.S. GAAP. The core principle of this update is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, FASB released ASU 2015-14 "Revenue from Contracts with Customers," which extended the deadline date for implementation such that the standard will be effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of adopting this standard.

2. Summary of Significant Accounting Policies (continued)

In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern," requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for periods ending after December 15, 2016.

Cash

The Company's cash is held by Wells Fargo Bank, N.A. ("Wells Fargo"), in a non-interest bearing account.

Revenues

The Company receives fees from Member Companies for conducting structured liquidity programs. The billing structure for this arrangement is defined by services agreements entered into between the Company and Member Companies and are billed on a transaction basis and are earned on a transaction completed basis. The service agreements have pre-determined fees for each structured liquidity program and are not dependent on transaction volume or size. Revenue is recognized after the completion of the program. Member Companies are also charged a monthly fee to participate in the program. Such revenue is recorded over the contract period. The Company defers revenue billed but not earned during the current period.

Receivables

Receivables represent revenue earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts to reduce the receivable to the amount we reasonably believe will be collected. There was no reserve recorded as of December 31, 2015.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to income tax matters are recognized in income tax expense.

At December 31, 2015, the Company had accrued no interest and/or penalties related to income tax matters.

3. Related-Party Transactions

NPM agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, occupancy and human resource services. Included in Intra-group support costs on the Statement of Operations are the expenses related to these support services, which were $240,000 for the year ended December 31, 2015, which were offset by certain adjustments to prior period estimates.

3. Related-Party Transactions (continued)

At December 31, 2015, $163,291 remained as a net payable from the Company to NPM. It is the intent and ability of management to settle all intercompany balances on a periodic basis. The Company records all transactions to and from affiliates into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NPM.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. For income tax purposes, the Company is disregarded as an entity separate from its parent, NPM, a U.S. partnership, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company computes its provision for income taxes based on the tax that would be due on its income in the hands of its parent. Because the Company's parent is a U.S. partnership, the Company would generally expect not to incur any tax expense, with the potential exception of entity level taxes imposed on partnerships. Such taxes are fairly limited in scope. The Company has accrued a New York City Unincorporated Business Tax ("UBT") deferred tax benefit of $2,686 as of the year ended December 31, 2015. The Company does not expect the benefit will be recognized in the foreseeable future. As such, a full valuation allowance is recorded.

The Company's effective tax rate differs from the UBT statutory tax rate due to the impact of income allocations outside of New York City ("NYC") and the recording of a valuation allowance. The Company has a NYC Net Operating Loss ("NOL") of $67,148, which will expire in 2034.

For periods after May 1, 2013, the Company's operating results are included in the federal and state income tax returns filed by Nasdaq. Nasdaq and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Nasdaq's federal return for the year 2011 through 2013 are currently under audit by the Internal Revenue Service and are subject to examination for 2014. Nasdaq is also subject to audit by the respective state tax authorities for years 2005 through 2014. At December 31, 2015, the Company had no accrued interest or penalties.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2015, the Company had net capital of

5. Regulatory Requirements (continued)

$367,209 which was $355,023 in excess of its required net capital, as of December 31, 2015, of $12,186.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

6. Commitments and Contingent Liabilities

Brokerage Activities

As of December 31, 2015, the Company does not have any brokerage liabilities or commitments.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self-Regulatory Organizations ("SRO") and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

6. Commitments and Contingent Liabilities (continued)

Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited. The Company monitors its risk by monitoring the credit quality of Wells Fargo and its subsidiaries.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for cash, and receivables approximate fair value due to the short term nature of these assets. The Company's liabilities, which include intercompany payables and accounts payable, are reported at their contractual amounts, which approximate fair value.

8. Additional Paid in Capital

In February 2015, the Company received additional capital infusion of $300,000 from NPM.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

NPM Securities, LLC
December 31, 2015
With Report of Independent Registered Public Accounting Firm